Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
Lincoln National Corporation and Subsidiaries
Historical Ratio of Earnings to Fixed Charges
(dollars in millions)

	For the Six Months Ended June 30,		For the Years Ended December 31,
(dollars in millions)	2017	2016	2016	2015	2014	2013	2012
Earnings
Income (loss) from continuing operations before taxes	$1,008	$650	$1,458	$1,430	$1,997	$1,631	$1,568
Sub-total of fixed charges	146	143	269	284	270	279	282

Sub-total of adjusted income (loss)	1,154	793	1,727	1,714	2,267	1,910	1,850
Interest on annuities and financial products	1,292	1,273	2,554	2,506	2,508	2,486	2,478

Adjusted income (loss) base	$2,446	$2,066	$4,281	$4,220	$4,775	$4,396	$4,328
Fixed Charges
Interest and debt expense (1)	$127	$136	$268	$272	$267	$265	$268
Interest expense(income) related to uncertain tax positions	12	-	(14)	(2)	(11)	2	1
Portion of rent expense representing interest	7	7	15	14	14	12	13

Sub-total of fixed charges excluding interest on annuities and financial products	146	143	269	284	270	279	282
Interest on annuities and financial products	1,292	1,273	2,554	2,506	2,508	2,486	2,478

Total fixed charges	$1,438	$1,416	$2,823	$2,790	$2,778	$2,765	$2,760

Ratio of sub-total of adjusted income(loss) to sub-total of fixed charges excluding interest on annuities and financial products	7.90	5.55	6.42	6.04	8.40	6.85	6.56
Ratio of adjusted income(loss) base to total fixed charges	1.70	1.46	1.52	1.51	1.72	1.59	1.57

(1)	Interest and debt expense excludes a $63 million loss and a $5 million loss related to the early retirement of debt as of December 31, 2016 and 2012, respectively.